Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Wells Fargo & Company (WFC)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Wells Fargo & Company (WFC)
Vote Yes: Item #8 - Climate Transition Plan

Annual Meeting: April 25, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that Wells Fargo issue a report disclosing a climate transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies to be implemented, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

SUMMARY

The banking sector has a critical role to play in achieving global net zero by 2050 goals. The Net Zero Banking Alliance (“NZBA”) notes that 40 percent of global banking assets have committed to aligning their lending and investment portfolios with net zero by 2050 goals.1 Wells Fargo, a member of the NZBA has announced its commitment to achieve net zero emissions from its financing activities by 2050 and has set 2030 emission reduction targets for the highest emitting sectors of its portfolio – power and oil & gas.2

Having set those targets, investors now ask Wells Fargo to disclose a Climate Transition Plan outlining how it plans to meet its 2030 reduction goals. A Climate Transition Plan demonstrates to capital markets and stakeholders that the bank has a forward-looking plan, with milestones and timelines, for achieving its goals. Such a plan also helps reduce public concern about greenwashing that is growing around banks’ net zero targets.3,4 As the World Resources Institute notes, “we can no longer rely on science-based target setting as our only indicator of progress .” 5 Investors seek to understand the Company’s plan of action to achieve those goals.

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1 https://www.unepfi.org/net-zero-banking/

2 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx; https://sites.wf.com/co2emission/CO2eMission_Methodology.pdf, p.7

3 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/banks-face-mounting-risk-of-fines-regulatory-probes-over-sustainability-claims-74385257

4 https://rmi.org/navigating-financial-industry-blurred-lines-between-climate-commitments-and-greenwash/

5 https://www.wri.org/insights/rising-bar-corporate-climate-action

2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

RATIONALE FOR A YES VOTE

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving the Company’s stated greenhouse gas reduction targets. Such a plan describes the strategies, milestones, and timelines for the Company to deliver on its decarbonization targets.

2.	What are best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. Such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward-looking, (4) is time-bound and quantitative, (5) is flexible and responsive, and (6) is complete.6

3.	Wells Fargo’s current level of disclosure cannot be considered a Climate Transition Plan.

The target setting methodology that Wells Fargo cites to in its opposition statement, while important, is not a Transition Plan. Wells Fargo further states that it plans to follow NZBA guidelines for future actions such as publishing “high-level” transition plans. It remains unclear, however, when Wells will publish a Transition Plan or that such a “high-level” plan will provide the clarity and accountability investors seek. A ‘yes’ vote on this proposal will underscore investors’ desire for a forward-looking transition plan that creates clarity and accountability for investors that Wells Fargo has an effective plan for reaching the bank’s 2030 targets.

DISCUSSION

1.	What Is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving its stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for a company to deliver on its decarbonization targets.

CDP defines a Climate Transition Plan as a time-bound action plan that outlines how an organization will pivot its existing assets, operations, and business model toward a trajectory aligned with climate science recommendations.7 Such plans are not only a framework to equip corporate planning, they “share key details of those plans with companies’ stakeholders.”8 CDP notes that plans should provide this information in a non-technical, easily-digestible way.

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6 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

7 https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309, p.7

8 https://www.wemeanbusinesscoalition.org/blog/climate-transition-action-plans-activate-your-journey-to-climate-leadership/; https://www.wemeanbusinesscoalition.org/

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2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

The Glasgow Financial Alliance for Net Zero (“GFANZ”) notes that: “Net-zero transition plans are foundational to operationalizing commitments and demonstrating the credibility of a financial institution’s net-zero pledge.”9 It provides that a transition plan is both “a strategic planning tool and a practical action plan . . . A transition plan supports accountability and signals to both internal and external audiences that an institution’s steps toward net zero are deliberate, transparent, and can be monitored.”10

The CA100+’s Net Zero Company Benchmark specifically states that “for a decarbonisation strategy to be meaningful, it cannot just describe what the company plans to do – like switch to renewable energy or produce low carbon products – it must articulate how each part of the plan will contribute to the Company achieving its targets.”11

In its recent draft Climate Disclosure Rule, the SEC underscores the importance of climate transition plans to investors by requiring that companies with targets or goals provide investors with, among other materials, information on how the registrant intends to meet its climate-related targets or goals.12

2.	What are the best practices for a Climate Transition Plan?

There is growing consensus as to the principal elements of a Climate Transition Plan for banks seeking to meet net zero commitments and interim targets. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward looking, (4) is time-bound and quantitative, (5) is flexible and responsive, and (6) is complete.13

In addition to CDP’s best practices report, other organizations have released indicators relevant to bank Climate Transition Plans:

•	GFANZ, a global coalition of leading financial institutions committed to accelerating the decarbonization of the economy, has produced a report outlining expectations in “Financial Institution Net-zero Transition Plans: Fundamentals, Recommendations, and Guidance”[14]

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9 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

10 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

11 https://www.climateaction100.org/news/describe-quantify-understanding-the-benchmarks-decarbonisation-strategy-indicator/

12 See https://www.sec.gov/files/33-11042-fact-sheet.pdf p.2; https://www.sec.gov/rules/proposed/2022/33-11042.pdf p.268-270

13 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

14 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf

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2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

•	The Institutional Investors Group on Climate Change (“IIGCC”) and the Transition Pathway Initiative (“TPI”) have issued “An investor-led framework of pilot indicators to assess banks on the transition to net zero”[15]

While specific criteria may differ from bank to bank, the purpose of a Climate Transition Plan as outlined in the above reports is that it be designed to provide information to investors and stakeholders on the likelihood of a bank achieving its greenhouse gas reduction targets through the outlined strategies, actions, milestones, and timelines. In short, that it describes a credible pathway for success.

Wells Fargo has not provided such a plan. As discussed below, the Company provides a methodology for setting its 2030 targets and a general references to future actions that it is undertaking or plans to undertake. The purpose of a Climate Transition Plan is to allow investors to make assessments as to the cohesiveness of a bank’s strategies and the likelihood that the described actions and milestones put the bank on track to achieve its stated 2030 sectoral emission reduction goals. Such a plan also allows comparability with other banks’ transition progress so that investors can make informed investment decisions. Wells has not adequately assured investors that it is doing so.

3.	Wells Fargo’s current level of disclosure is insufficient and cannot be considered a Climate Transition Plan.

In 2021, Wells Fargo announced its commitment to achieve net zero financed emissions by 2050,16 and disclosed 2030 emission reduction targets for its oil and gas and power portfolios.17 It has not yet released a Climate Transition Plan that lends credibility to such targets. Given current disclosures from Wells Fargo, it is impossible to determine a timeline for, or the specific policies and decisions linked to, its declared emission reductions activities and how they align with Wells Fargo’s 2030 sectoral goals.

CO2eMission Methodology

Wells Fargo’s CO2eMission Methodology describes the five steps Wells used to develop its 2030 targets for each sector. This target-setting methodology, while important, does not constitute a plan for achieving its 2030 sectoral goals. Given current disclosures in the CO2eMission methodology document, it is impossible to determine Wells’ overall reduction strategy, what specific actions it is proposing to implement, what general timeline is anticipated for implementation of such actions, and what reductions are likely to be achieved as a result of such actions.

Wells Fargo does note in its CO2eMission document that realizing these targets “will require the commercialization of new technologies, shifts in business models and consumer behavior, supportive government policies, and public investment.” Wells Fargo further states that “[t]hese goals depend upon the collective efforts across a wide range of stakeholders outside Wells Fargo’s control.” These statements leave investors unsure of what emissions reductions the Company can achieve on its own, and if the Company has a plan or intention to achieve its 2030 goals regardless of the support and progress of outside stakeholders.

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15 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf

16 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

17 https://sites.wf.com/co2emission/CO2eMission_Executive_Summary.pdf p.6

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2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

Where Wells Fargo has more direct control in achieving emissions reductions, such as assisting its customers in transitioning or requiring internal guardrails for its financing decisions, it currently provides no roadmap to investors as to what such actions may be, how they will be implemented, and when. Wells Fargo has stated that it is developing a “high level” plan for reaching its 2030 goals, but it does not suggest that it plans to do more than provide a list of general strategies that it might employ to reach its 2030 goals. In contrast, the Proposal provides clarity as to the type of transition plan sought, including that it address not just the general strategies to be employed, but the milestones and timelines for expected progress, and the likely reduction outcomes to be achieved over those stated timelines.

Questions that such a transition plan should answer and that are important to informed investor decision making include, for instance:

•	Overall, does Wells Fargo believe that emissions reductions will be achieved consistently, year-over-year, or are emissions reductions likely to scale over time, or will the majority of reductions be achieved closer to 2030?

•	Is the bank relying primarily on clients’ own greenhouse gas reductions to achieve its goals and, if so, has the Company assessed the likely reductions to be achieved as a result of its clients’ current and planned transition plans?

There are many ways a bank can provide concrete indicators as to how its client engagement strategy and policies are leading to emissions reductions at the portfolio level. GFANZ explains that a central tenant of a decarbonization transition strategy will be banks asking for their clients to not only disclose their own emissions, which will greatly improve banks’ own access to portfolio emission data, but to also ask clients to release their own Climate Transition Plans.18 Danske Bank and NatWest have begun asking for transition plans from their oil and gas clients.19

•	If Wells Fargo does not believe current client action will be sufficient to meet its targets, it should explain whether is it creating internal bank guidelines to otherwise reduce emissions and along what timelines such guidelines might be implemented. Such actions could include encouraging bankers to increase low carbon business or decrease high carbon business, mandated reduction actions, or how it is otherwise driving action to encourage or discourage customers’ high carbon actions and policies.

A necessary arm of client engagement is a clearly defined escalation strategy for when client and portfolio companies do not meet information disclosure or emission reduction expectations.20 As an example, Citigroup announced plans for a two-year period to assess and engage with its clients to determine whether they’re on a credible path to align with targets, whether they can come into alignment, or if other internal bank actions may be necessary.21

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18 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.42

19 https://api.shareaction.org/resources/reports/Oil-Gas-Expansion-lose-lose.pdf p.9

20 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf p.43

21 https://www.sierraclub.org/press-releases/2022/01/citigroup-surpasses-peers-absolute-emissions-reduction-target-for-energy

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2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

•	What are the anticipated reductions associated with the bank’s current coal policy? When are they likely to be achieved? What are the anticipated reductions associated with the bank’s green financing policies? When are they likely to be achieved? What other policies, if any, are likely to be implemented?

•	If external government policies are necessary to achieve 2030 targets, has the Company taken action to ensure it and its trade associations are supporting climate regulations and not opposing them?

In sum, merely identifying a to-do list of high-level future actions is insufficient to give investors confidence that a bank’s greenhouse gas reductcion targets will be met. Investors need to understand that Wells Fargo has a strategy for how its actions will contribute to achieving its target, along what timelines, and what metrics will demonstrate that it is meeting its milestones and is on-target for achieving its goals. This has not yet been provided.

RESPONSE TO BOARD’S OPPOSITION STATEMENT

The Board opposes this Proposal stating that it is already in the process of implementing the request. Wells Fargo, however, has not provided information responsive to the central question of this shareholder proposal, i.e., the disclosure of a plan for aligning its financing activities with its 2030 sectoral targets, including the measures and policies to be implemented, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

Wells Fargo states that it plans to follow NZBA guidelines “for future actions with respect to our targets for the Oil & Gas and Power sectors, “such as” . . . publishing high-level transition plans providing an overview of the categories of actions we expect to take to meet our 2030 targets and an approximate timeline.”22 NZBA guidelines calls for transition plans to be disclosed 12 months after setting targets, meaning that a Transition Plan should be disclosed in May 2023 if Wells Fargo is “following NZBA guidelines.”23 Unfortunately, Wells uses noncommittal language including “plans to” and “such as” and “high-level” when referring to its intentions to disclose a transition plan. This level of ambiguity leaves investors unsure of when a plan will be forthcoming and what elements it will include.

The Board states that: “We believe Wells Fargo’s existing work developing transition plans in line with evolving market practices remains the prudent approach, and we do not believe that producing the report required by the proposal would ultimately serve the best interest of our shareholders.” To the contrary. Investors’ support for this Proposal underscores their desire for a clear transition plan that provides more than a list of “high-level” actions, including clarity on the measures and policies to be implemented, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

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22 https://sites.wf.com/co2emission/CO2eMission_Methodology.pdf p.33

23 https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-Guidelines-for-Climate-Change-Target-Setting.pdf, p.5

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2023 Proxy Memo Wells Fargo & Co | Climate Transition Plan

By providing the requested report on its climate transition plan, Wells Fargo can provide investors with confidence that it is on track to achieve its 2030 goals.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #8. Wells Fargo currently does not have a cohesive Climate Transition Plan that provides the broad indicators, policies, and timelines that will enable it to reach its 2030 emissions reduction commitments. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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